

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

John Pagliuca
Chief Executive Officer
N-able, Inc.
301 Edgewater Dr., Suite 306
Wakefield, Massachusetts 01880

> **Re: N-able, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed May 27, 2021**
> **File No. 001-40297**

Dear Mr. Pagliuca:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-12B/A filed on May 27, 2021

Unaudited Pro Forma Combined Financial Statements
Note 2: Transaction Accounting Adjustments, page 76

1.   Please explain why adjustment (b) does not include the pro forma interest expense from the new debt for the three months ended March 31, 2021.

2.   We note that adjustment (h) represents the reclassification of the transaction costs which were incurred for the three months ended March 31, 2021 into the pro forma income statement for twelve months ended December 31, 2020 to give effect to the separation and distribution and the related transactions as if they had occurred on January 1, 2020. Please explain your basis for the reclassification of the incurred transaction costs and cite the specific guidance that you relied upon.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Gilluly